EXHIBIT 4

July 16, 2004

Special Situations Fund III, L.P.
Special Situations Cayman Fund, L.P.
Special Situations Private Equity Fund, L.P.
153 East 53rd Street
55th Floor
New York, NY 10022

Attention: Stephen R. Becker

Dear Steve:

        Reference is hereby made to the Purchase Agreement, dated May 20, 2004 (the "Agreement"), among Insignia Systems, Inc. (the "Company") and Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P. and Special Situations Private Equity Fund, L.P. (collectively, the “Purchasers”).

        In consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchasers hereby agree that Section 6.3(a)(iv) of the Agreement is hereby amended by deleting the words “August 31, 2004” in the second line and replacing them with the words “September 30, 2004". Except as expressly amended hereby, the Agreement shall continue in full force and effect.

        Each of the parties hereto hereby represents and warrants to the other parties hereto that this letter agreement has been duly authorized executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

        If the foregoing accurately reflects our agreement, please execute this letter in the space provided below and return a copy to the undersigned. This letter may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. This letter shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the choice of law principles thereof.

INSIGNIA SYSTEMS, INC.
	By:	/s/ Scott Drill

	Name: Title:	Scott Drill President and CEO
ACCEPTED AND AGREED:
Special Situations Fund III, L.P. Special Situations Cayman Fund, L.P. Special Situations Private Equity Fund, L.P.
By: /s/ Austin W. Marxe

Authorized Signatory